UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
JUNIPER CONTENT CORPORATION

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
48203W 103

(CUSIP Number)
with a copy to:
David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the for displays a current valid OMB control number.

CUSIP No.	48203W 103	SCHEDULE 13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Stuart B. Rekant I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,731,725

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,731,725

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,731,725

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No.	48203W 103	Page	3	of	7	Pages
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by Stuart B. Rekant (“Rekant”) with respect to ownership of common stock of Juniper Content Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D (“Original Schedule 13D”) filed on January 29, 2007. Except as hereby amended, the disclosure contained in the Original Schedule 13D remains unchanged. Defined terms used in this Amendment No. 1 that are not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.
     The percentages of beneficial ownership reflected in this Amendment No. 1 are based upon 3,201,431 shares outstanding as of December 29, 2008 as set forth in the Issuer’s Current Report on Form 8-K filed on December 29, 2008.
Item 3. Source and Amount of Funds or Other Consideration.
     The disclosure under this Item is hereby amended to add the following:
     On February 11, 2009, Hidden Treasures purchased $150,000 principal amount of 8% Senior Secured Convertible Promissory Notes due August 31, 2009 (“Notes”). The Notes are convertible into shares of the Issuer’s Series B Participating Preferred Stock (“Series B Preferred”). The Notes were purchased in a private placement pursuant to a Securities Purchase Agreement (“Purchase Agreement”) and are secured by all of the assets of the Issuer pursuant to a security agreement between the Issuer and the purchasers of the Notes (“Security Agreement”). The Notes are convertible into shares of Series B Preferred at a rate of $1,000 per share. The terms of the Notes and Series B Preferred are set forth in the form of Note, Security Agreement and Certificate of Designations, Preferences and Rights of Series B Participating Preferred Stock.
     Hidden Treasures used its working capital to purchase the foregoing securities.
Item 4. Purpose of Transaction
     The disclosure under this Item is amended by replacing it in its entirety with the following:
     Rekant and Hidden Treasures acquired the securities described above for investment purposes.
     (i) Rekant and Hidden Treasures may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Rekant holds 25,000 Class W Warrants to purchase 25,000 shares of the Issuer’s Common Stock and 25,000 Class Z Warrants to purchase 25,000 shares of the Issuer’s Common Stock. In addition, Hidden Treasures purchased 457,063 Class W Warrants to purchase 457,063 shares of the Issuer’s Common Stock and 457,062 Class Z Warrants to purchase 457,062 shares of the Issuer’s Common Stock. The Warrants are exercisable at $5.00 per share. The Class W warrants expire at 5:00 p.m., New York City time, on July 12, 2010 or earlier upon redemption by the Issuer. The Class Z

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warrants expire at 5:00 p.m., New York City time, on July 12, 2012 or earlier upon redemption by the Issuer.
     The Option is exercisable at $3.80 (equal to the last reported sale price of the Issuer’s Common Stock on the Closing Date of the Merger). The Option is currently exercisable with respect to 262,500 shares and will become exercisable with respect to an additional 87,500 shares on January 18, 2010.
     Hidden Treasures also holds the Notes which, together with any accrued but unpaid dividends, are convertible into shares of Series B Preferred at a rate of $1,000 per share.
     (ii) The Notes are convertible, at the option of the holder, into shares of Series B Preferred. The Issuer has granted the holders of the shares of Series B Preferred the right to appoint two directors to the Issuer’s Board of Directors.
     (iii) At the date of this Statement, Rekant, except as set forth in this Statement, the Issuer’s public filings and consistent with Rekant’s position as Chairman and Chief Executive Officer of the Issuer, has no plans or proposals which would result in:
          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer’s business or corporate structure;
          (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No.	48203W 103	Schedule 13D	Page	5	of	7	Pages
          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j) Any action similar to any of those actions enumerated above.
Item 5. Interest in Securities of the Issuer.
     The disclosure under this Item is amended by replacing it in its entirety with the following:
     Rekant beneficially owns 2,731,725 Shares of the Issuer’s Common Stock, which includes (i) 5,100 shares of common stock held by the Stuart B. Rekant Inc. Profit Sharing Plan QRP, of which Mr. Rekant is the beneficiary, (ii) 262,500 shares issuable upon exercise of the Option, (iii) 25,000 Class W Warrants, (iv) 25,000 Class Z Warrants, (v) 457,063 Class W Warrants and 457,062 Class Z Warrants purchased by Hidden Treasures, all of which are presently exercisable, and (vi) 150 shares of Series B Preferred that are entitled to vote on all matters on a common equivalent basis (currently representing 1,500,000 shares of Common Stock). As Rekant is Chairman and Chief Executive Officer of Hidden Treasures, he may control voting and disposition over those shares. Rekant beneficially owns 46.1% of the Issuer’s outstanding shares of Common Stock issued and outstanding as of such date. This does not include 87,500 shares issuable upon exercise of the Option that is not currently exercisable and will not be currently exercisable within 60 days.
     On February 11, 2009, the Issuer sold $150,000 principal amount of Notes to Hidden Treasures. The Notes were sold in a private placement pursuant to the New Purchase Agreement.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The disclosure under this Item is hereby amended to add the following:
     Copies of the Purchase Agreement, Notes, the Security Agreement and the Certificate of Designations, Preferences and Rights of the Series B Participating Preferred Stock are incorporated herein by reference from Exhibits E, F, G and H, respectively.
Item 7. Material to be Filed as Exhibits.
     The disclosure under this Item is hereby amended to add the following:
B.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

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C.	Form of Note (incorporated by reference to Exhibit 10.3 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

D.	Security Agreement (incorporated by reference to Exhibit 10.2 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

E.	Certificate of Designations, Preferences and Rights of Series B Participating Preferred Stock (incorporated by reference to Exhibit 4.1 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

/s/ Stuart B. Rekant
Stuart B. Rekant